SUBSCRIPTION AGREEMENT FOR CONVERTIBLE DEBENTURE

FROM: GFL INTERNATIONAL CO., LIMITED

Flat/RM 2048B BLK 1 24/F, Lippo Centre

89 Queensway, Admiralty, Hong Kong

TO: LITHIUM ARGENTINA AG

Dammstrasse 19, 6300 Zug, Switzerland

Dear Sirs:

1. Purchase.

(a) The undersigned (the "Purchaser") hereby agrees to purchase from Lithium Argentina AG (the "Corporation"), and the Corporation hereby agrees to sell on a non-brokered private placement basis to the Purchaser (the "Offering"), an unsecured convertible debenture in the principal amount of US$180,000,000 (the "Principal Amount") in substantially the form of debenture attached hereto as Schedule "A" (the "Debenture").

(b) The Offering is being made pursuant to and in reliance upon Rule 903(b)(ii)(A) of Regulation S ("Regulation S") of the U.S. Securities Act of 1933, as amended (the "Securities Act"). Each of the terms of "United States," "Directed Selling Efforts," and "Offshore Transaction" have the meanings assigned to it under the Regulation S.  In furtherance of the foregoing:

(i) The Corporation represents that no Directed Selling Efforts have been made by the Corporation, any of its affiliates or any person acting on its behalf with respect to the Debenture or the Underlying Shares (as defined below) (collectively, the "Securities"); none of such persons has taken any actions that would result in the offer and sale of the Securities requiring registration under the Securities Act; the Corporation is a "foreign issuer" (as defined in Regulation S); and assuming the accuracy of the representations and warranties of the Purchaser set forth in Section 1(b)(ii) of this Agreement, no registration under the Securities Act is required for the offer and sale of the Securities.

(ii) The Purchaser represents and warrants that (a) it is not purchasing the Debenture as a result of any Directed Selling Efforts; and (b) it is acquiring the Debenture in an Offshore Transaction, and, specifically: (x) at the time of Offering to the Purchaser and communication of such Purchaser's order to purchase the Debenture and at the time of such Purchaser's execution of this Agreement, the Purchaser or persons acting on the Purchaser's behalf in connection therewith were located outside the United States; and (y) at the time of the Closing Date (as defined below), the Purchaser or persons acting on the Purchaser's behalf in connection therewith will be located outside the United States.

2. Closing.  Subject to satisfaction or waiver of the conditions set out in Sections 4, 5 and 6, the sale of the Debenture pursuant to this Agreement will be completed remotely by electronic exchange of documents (or at such offices as the parties hereto may agree) at 9:00 a.m. (New York City time) or such other time as the Corporation and the Purchaser may agree (the "Closing Time") on the Closing Date (the "Closing").  For the purposes of this Agreement, "Closing Date" shall be the same day as the "Effective Date" under the Shareholders Agreement of even date herewith by and among the Corporation, the Purchaser, and Millennial Lithium B.V. (the "Shareholder Agreement"), unless otherwise agreed in writing by the parties hereto; provided that, if the conditions set out in Sections 4, 5 and 6 are not satisfied or waived on such "Effective Date", the Closing Date shall be the tenth (10th) Business Day after the date on which the last condition is satisfied or waived.

3. Closing Deliveries.  At or prior to the Closing Time, subject to the fulfillment of all conditions set out in Sections 4, 5 and 6 that have not been waived in writing by the Purchaser or the Corporation, as applicable:

(a) the Corporation shall deliver to the Purchaser: (i) the Debenture, duly executed by the Corporation, and registered and delivered in accordance with the Purchaser's information set out above; (ii) the termination letter in respect of the loan agreement dated March 20, 2026 between the Corporation and the Purchaser (the "Termination Letter") duly executed by the Corporation in substantially the form attached hereto as Schedule "B"; and (iii) evidence reasonably satisfactory to the Purchaser of receipt of all required approvals referred to in Sections 4 and 6.

(b) the Purchaser shall deliver to the Corporation, (i) the Termination Letter duly executed by the Purchaser in substantially the form attached hereto as Schedule "B"; (ii) evidence reasonably satisfactory to the Corporation of receipt of all required approvals referred to in Section 5, and (iii) the aggregate Principal Amount of the Debenture subscribed for under this Agreement, by wire transfer of immediately available funds to the following account; provided that the Purchaser's payment obligation shall be deemed to have been satisfied immediately upon receipt by the Corporation of a SWIFT MT103 confirmation or equivalent confirmation evidencing an irrevocable wire transfer of the Principal Amount through a reputable international bank.

Beneficiary: Lithium Argentina AG
Beneficiary Bank: [Redacted - Commercially Sensitive Information]
Bank Address: [Redacted - Commercially Sensitive Information]
Beneficiary Bank Swift BIC: [Redacted - Commercially Sensitive Information]
Beneficiary Bank Routing Number: [Redacted - Commercially Sensitive Information]
Account No.: [Redacted - Commercially Sensitive Information]

4. Mutual Conditions of Closing.  The obligation of the Corporation and the Purchaser to complete the sale and purchase of the Debenture shall be conditional upon the fulfilment, at or before the Closing Time, of the following condition: the Corporation obtaining all necessary regulatory consents, approvals and authorizations to permit the issuance of the Debenture and the underlying common shares in the capital of the Corporation (the "Underlying Shares"), including the approval of the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") for the offer, sale and issuance of the Debenture to the Purchaser and the listing of the Underlying Shares on the TSX and NYSE.

5. Conditions of Closing in Favour of Corporation.  The obligation of the Corporation to complete the sale of the Debenture to the Purchaser shall be conditional upon the fulfilment, or waiver at the Corporation's discretion, at or before the Closing Time, of the following condition: the Purchaser having obtained all necessary corporate approvals, authorizations and consents required for the execution, delivery and performance of this Agreement and the Debenture, and for the consummation of the transactions contemplated hereby and thereby.

6. Conditions of Closing in Favour of Purchaser.  The obligation of the Purchaser to complete the purchase of the Debenture from the Corporation shall be conditional upon the fulfilment, or waiver at the Purchaser's discretion, at or before the Closing Time, of the following condition: the Corporation having obtained all necessary corporate approvals, authorizations and consents required for the execution, delivery and performance of this Agreement and the Debenture, and for the consummation of the transactions contemplated hereby and thereby, including the issuance of the Debenture and the issuance or reservation for issuance of the Underlying Shares upon conversion of the Debenture.

7. Acknowledgement, Representations and Warranties.

(a) The Purchaser hereby acknowledges, represents and warrants to, the Corporation as follows, as of the date of this Agreement and as of the Closing Time, and acknowledges that the Corporation and its legal advisors are relying on such representations and warranties in connection with the transactions contemplated herein:

(i) the Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted;

(ii) the Purchaser has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and under and the Debenture. This Agreement and the Debenture has been duly authorized by all necessary corporate action and constitute valid and legally binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws and equitable principles;

(iii) the execution and delivery this Agreement and the performance its obligations hereunder and under and the Debenture do not (A) violate the organizational documents of the Purchaser, (B) conflict with or result in a breach of or default under any contract to which the Purchaser is a party, except for such conflicts, breaches or defaults that would not reasonably be expected to have a Material Adverse Effect, or (C) violate any Applicable Law;

(iv) the Purchaser has its head office in the jurisdiction set out on page 1 of this Agreement (the "International Jurisdiction") and acknowledges that securities laws of the International Jurisdiction may apply to its subscription;

(v) the Purchaser is knowledgeable of, or has been independently advised as to, the securities laws of the International Jurisdiction applicable to the Purchaser's acquisition of the Debenture, if any; and the execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby comply, in all material respects, with the laws applicable to the Purchaser in the International Jurisdiction, solely in its capacity as purchaser of the Debenture;

(vi) to the extent applicable to the Purchaser in the International Jurisdiction solely in its capacity as purchaser of the Debenture, the Purchaser is purchasing the Debenture, pursuant to exemptions from prospectus and registration requirements or equivalent requirements under applicable securities laws of the International Jurisdiction or, if such is not applicable, the Purchaser is permitted to purchase the Debenture under the applicable securities laws of the International Jurisdiction without the need to rely on any exemptions;

(vii) the applicable securities laws of the International Jurisdiction do not require the Corporation to file a prospectus, registration statement, offering memorandum or similar document, to register the Debenture or the Underlying Shares, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the International Jurisdiction; and

(viii) the Purchaser has obtained all necessary consents and authorities to enable it to agree to subscribe for the Debenture and to perform its obligations under this Agreement and the Purchaser has otherwise observed the laws and regulatory requirements of the applicable International Jurisdiction, obtained any requisite governmental or other consents, complied with all requisite formalities and paid any issue, transfer or other taxes due in the International Jurisdiction in connection with its acceptance of this Agreement in all material respects.

(b) The Corporation hereby acknowledges, represents and warrants to, the Purchaser as follows, as of the date of this Agreement and as of the Closing Time, and acknowledges that the Purchaser and its legal advisors are relying on such representations and warranties in connection with the transactions contemplated herein:

(i) the Corporation is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted;

(ii) the Corporation has full corporate power and authority to execute and deliver this Agreement and the Debenture and to perform its obligations hereunder and thereunder. This Agreement and the Debenture have been duly authorized by all necessary corporate action and constitute valid and legally binding obligations of the Corporation, enforceable against the Corporation in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws and equitable principles;

(iii) The execution, delivery and performance by the Corporation of this Agreement and the Debenture do not (A) violate the organizational documents of the Corporation, (B) conflict with or result in a breach of or default under any contract to which the Corporation is a party, except for such conflicts, breaches or defaults that would not reasonably be expected to have a Material Adverse Effect, or (C) violate any Applicable Law;

(iv) Other than those referred to in Section 4, no consent, approval or authorization of, or filing with, any Governmental Authority is required in connection with the execution, delivery and performance by the Corporation of this Agreement and the Debenture.

(v) The Corporation has filed with or furnished to TSX and NYSE all reports, schedules, forms, statements, prospectuses, registration statements and other documents required by Applicable Law to be filed or furnished by the Corporation (collectively, together with any exhibits and schedules thereto and other information incorporated by reference therein in accordance with Applicable Laws, the "Corporation Public Documents"). No other subsidiary of the Corporation is required to file any report, schedule, form, statement, prospectus, registration statement or other document with TSX and NYSE.

(vi) As of its filing date (and as of the date of any amendment), each Corporation Public Document complied, and each Corporation Public Document filed subsequent to the date of this Agreement will comply, in all material respects with the applicable requirements of the securities laws, applicable rules of TSX and NYSE and other Applicable Laws, as the case may be.

(vii) The consolidated financial statements of the Corporation included in Corporation Public Document (including, in each case, any notes thereto) were prepared in accordance with IFRS applied on a consistent basis throughout the periods indicated (except as may be indicated in notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of TSX and NYSE) and each fairly presented, in all material respects, the consolidated financial position, the results of operations, cash flows and changes in shareholders' equity of Corporation and its subsidiaries as and at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments).

(viii) There has not been any event, circumstance, change, development, effect or condition that is continuing as of the Closing Time and which, individually or in the aggregate, has or would reasonably be expected to have a Material Adverse Effect.

8. Good Faith.  The Corporation and the Purchaser each agrees to use good faith, and all reasonable efforts to satisfy the conditions set out in Sections 4, 5 and 6, as applicable, as promptly as practicable before the Effective Date (as defined in the Shareholder Agreement).

9. Costs and Taxes. Except as expressly provided herein, each of the Purchaser and the Corporation shall bear its own costs, expenses and taxes incurred in connection with the Offering of the Debenture.

10. Registration Rights.

(a) The Corporation agrees that, within five (5) Business Days of the earliest to occur of (i) the Corporation's filing of its annual report on Form 20-F for the fiscal year ended December 31, 2026 (the "2026 20-F") and (ii) the earliest Conversion Entitlement Date (as defined in the Debenture) (the "Filing Deadline"), it will use commercially reasonable efforts to file with the U.S. Securities and Exchange Commission (the "SEC") (at the Corporation's sole cost and expense) a registration statement on such form as it is then currently able to use (which shall be Form F-3 if the Corporation is then able to use such form) (the "Registration Statement") registering the resale of the Underlying Shares (or any equity security issued or issuable with respect to such securities) (collectively, the "Registrable Shares") (assuming for this purpose that the Debenture is convertible at the lower of the Minimum Price (as defined in the Debenture) and the Conversion Price (as defined in the Debenture) then in effect), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the ninetieth (90th) calendar day following the filing date thereof if the SEC notifies the Corporation that it will "review" the Registration Statement and (ii) the tenth (10th) Business Day after the date the Corporation is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be "reviewed" or will not be subject to further review (such earlier date, the "Effectiveness Deadline"). The Corporation agrees to cause such Registration Statement, or another shelf registration statement that includes the Registrable Shares, to remain effective until the earliest of (i) the seventh anniversary of the initial effectiveness date of the Registration Statement registering all Registrable Shares for resale by the Purchaser (the date of such initial effectiveness, the "Effectiveness Date"), (ii) the date on which the Purchaser ceases to hold any Registrable Shares, or (iii) on the first date on which the Purchaser is able to sell all of its Registrable Shares under Rule 144 ("Rule 144") under the Securities Act without the current public information, volume or manner of sale limitations of such rule (such earliest date set forth in the foregoing clauses (i), (ii), and (iii), the "End Date"). Any failure by the Corporation to file the Registration Statement by the Filing Deadline or to have such Registration Statement declared effective by the Effectiveness Date shall not otherwise relieve the Corporation of its obligations to file the Registration Statement or cause the Registration Statement to become or be declared effective as set forth in this Section 10.

(b) The Purchaser agrees to disclose its ownership to the Corporation upon request to assist it in making the determination with respect to Rule 144 described in clause (iii) above. The Corporation will provide a draft of the Registration Statement to the Purchaser for review at least two (2) Business Days in advance of filing the Registration Statement. In no event shall the Purchaser be identified as a statutory underwriter in the Registration Statement unless in response to a comment or request from the staff of the SEC or another regulatory agency; provided, that if the SEC requires that the Purchaser be identified as a statutory underwriter in the Registration Statement, the Purchaser will have an opportunity to withdraw its Registrable Shares from the Registration Statement, in which case the Corporation's obligation to register such withdrawn Registrable Shares will be deemed satisfied. Notwithstanding the foregoing, if the SEC prevents the Corporation from including any of the Registrable Shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the Registrable Shares by the Purchaser or otherwise, such Registration Statement shall register for resale such number of Registrable Shares which is equal to the maximum number of Registrable Shares as is permitted by the SEC. In the event the Corporation amends the Registration Statement in accordance with the foregoing, the Corporation will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC, one or more registration statements to register for resale those Registrable Shares that were not registered on the initial Registration Statement.

(c) The Purchaser acknowledges and agrees that the Corporation may suspend the use of any such registration statement if it determines that in order for such registration statement not to contain a material misstatement or omission, an amendment thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of the Corporation or would require premature disclosure of information that would adversely affect the Corporation that would at that time not otherwise be required in a report on Form 6-K or annual report on Form 20-F under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"); provided, that, (I) the Corporation shall not so delay filing or so suspend the use of the Registration Statement for a period of more than 30 consecutive days in any one instance or more than a total of 90 calendar days in any 360 day period and (II) the Corporation shall use commercially reasonable efforts to make such Registration Statement available for the sale by the Purchaser of such securities as soon as practicable thereafter.

(d) The Corporation's obligations to include the Registrable Shares (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Purchaser furnishing in writing to the Corporation such information regarding the Purchaser, the securities of the Corporation held by the Purchaser and the intended method of disposition of such Registrable Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by the Corporation to effect the registration of such Registrable Shares, and shall execute such documents in connection with such registration as the Corporation may reasonably request that are customary of a selling shareholder in similar situations. the Corporation shall file the final prospectus to the Registration Statement, as applicable, under Rule 424 under the Securities Act within two (2) Business Days of its receipt of notification from the SEC that such Registration Statement has been declared effective by the SEC.

(e) Prior to the End Date, the Corporation shall advise the Purchaser within five (5) Business Days (at the Corporation's expense): (i) when a Registration Statement or any post-effective amendment thereto has become effective; (ii) of any request by the SEC for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (iv) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Registrable Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (v) of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading (provided that any such notice pursuant to clause (v) of this Section 10(e) shall solely provide that the use of the Registration Statement or prospectus has been suspended without setting forth the reason for such suspension). The Corporation shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. Upon the occurrence of any event contemplated in clauses (i) through (v) above, except for such times as the Corporation is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a registration statement, the Corporation shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such registration statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Purchaser agrees that it will promptly discontinue offers and sales of the Registrable Shares using a Registration Statement until the Purchaser receives copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above in clause (v) and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Corporation that it may resume such offers and sales.

(f) With a view to making available to the Purchaser the benefits of Rule 144 that may, at such times as Rule 144 is available to shareholders of the Corporation, permit the Purchaser to sell securities of the Corporation to the public without registration, the Corporation agrees to use all reasonable efforts to:

(i) make and keep current public information available, as those terms are understood and defined in Rule 144;

(ii) file with the SEC in a timely manner the 2026 20-F and all reports and other documents required of the Corporation under the Securities Act and the Exchange Act so long as the Corporation remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(iii) furnish to the Purchaser so long as such Purchaser owns the Registrable Shares, within two Business Days following its receipt of a written request, (A) a written statement by the Corporation, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (B) a copy of the most recent annual report of the Corporation and such other reports and documents so filed by the Corporation (it being understood that the availability of such report on the SEC's EDGAR system shall satisfy this requirement) and (C) such other information as may be reasonably requested in writing to permit the Purchaser to sell such securities pursuant to Rule 144 without registration.

(g) In addition, in connection with any sale, assignment, transfer or other disposition of the Registrable Shares by the Purchaser pursuant to an effective registration statement under the Securities Act, Rule 144 or pursuant to any other exemption under the Securities Act such that the Registrable Shares held by the Purchaser become freely tradable and upon compliance by the Purchaser with the requirements of this Agreement, if requested by the Purchaser, the Corporation shall cause the transfer agent for the Registrable Shares (the "Transfer Agent") to remove any restrictive legends related to the book entry account holding such Registrable Shares and make a new, unlegended entry for such book entry Registrable Shares sold or disposed of without restrictive legends within two (2) trading days of any such request therefor from the Purchaser, provided that the Corporation and the Transfer Agent have timely received from the Purchaser customary representations and other documentation reasonably acceptable to the Corporation and the Transfer Agent in connection therewith. Subject to receipt from the Purchaser by the Corporation and the Transfer Agent of customary representations and other documentation reasonably acceptable to the Corporation and the Transfer Agent in connection therewith, including, if required by the Transfer Agent, an opinion of the Corporation's counsel, in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, the Purchaser may request that the Corporation remove any legend from the book entry position evidencing its Registrable Shares following the earliest of such time as such Registrable Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement, (ii) have been or are about to be sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without volume or manner-of-sale restrictions applicable to the sale or transfer of such Registrable Shares. If restrictive legends are no longer required for such Registrable Shares pursuant to the foregoing, the Corporation shall, in accordance with the provisions of this section and within three trading days of any request therefor from the Purchaser accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Registrable Shares. The Corporation shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.

(h) Indemnification:

(i) The Corporation agrees to indemnify and hold harmless, to the extent permitted by Applicable Law, the Purchaser, its directors, and officers, employees, and agents, and each person who controls the Purchaser (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Purchaser (within the meaning of Rule 405 under the Securities Act) from and against any and all out-of-pocket losses, claims, damages, liabilities and expenses (including, without limitation, any reasonable and documented attorneys' fees and expenses incurred in connection with defending or investigating such action of claim) ("Losses") arising out of or relating to any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Corporation by or on behalf of the Purchaser expressly for use therein.

(ii) The Purchaser agrees to indemnify and hold harmless the Corporation, its directors and officers and agents and each person who controls the Corporation (within the meaning of the Securities Act or the Exchange Act) against any Losses resulting from any untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by or on behalf of the Purchaser expressly for use therein. In no event shall the liability of the Purchaser be greater in amount than the dollar amount of the net proceeds received by the Purchaser upon the sale of the Registrable Shares giving rise to such indemnification obligation. The Purchaser's indemnification obligations shall not apply to amounts paid in settlement of any action if such settlement is effected without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed).

(iii) Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person's right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its written consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the written consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(iv) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Registrable Shares.

(v) If the indemnification provided under this Section 10 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by or on behalf of, such indemnifying party or indemnified party, and the indemnifying party's and indemnified party's relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 10(h)(v) from any person who was not guilty of such fraudulent misrepresentation. Any contribution pursuant to this Section 10(h)(v) by any seller of Registrable Shares shall be limited in amount to the amount of net proceeds received by such seller from the sale of such Registrable Shares pursuant to the Registration Statement. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Agreement.

11. Time of the Essence.  Time shall, in all respects, be of the essence hereof.

12. United States Dollars.  All references herein to money amounts are to lawful money of the United States of America.

13. Interpretation.  The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.  Where the word "including" or "includes" is used in this Agreement, it means "including (or includes) without limitation".  In this Agreement, words importing the singular number only shall include the plural and vice versa, and words importing gender shall include all genders. References to "$" or "US$" are to lawful money of the United States of America. Schedules and Exhibits form part of this Agreement.

14. Definitions. For purposes of this Agreement:

(a) "Applicable Law" means any law, any international or other treaty, any domestic or foreign constitution, or any multinational, federal, provincial, territorial, state, municipal, county, or local statute, law, ordinance, code, rule, regulation, Order (including any securities laws or requirements of stock exchanges and any consent, decree, or administrative Order), or Governmental Approval of a Governmental Authority in any case applicable to any specified Person, rights, property, transaction, or event, or any such Person's property, rights, or asset;

(b) "Business Day" means any day (other than Saturday, Sunday, or any other public holiday) on which commercial banks in Hong Kong, China; Vancouver, Canada; New York, U.S.; and Zurich, Switzerland, are customarily open for business. For the purposes of Section 10, "Business Day" means (other than Saturday, Sunday, or any other public holiday) on which commercial banks in New York, U.S. are customarily open for business.

(c) "Governmental Approval" means any approval, consent, authorization, license, permit, Order, certificate, qualification, waiver, exemption, or variance, or any other action of a similar nature, of or by a Governmental Authority, including any of the foregoing that are or may be deemed given or with-held by failure to act within a specified time period;

(d) "Governmental Authority" means the government of the U.S., Canada, or any other nation, or any political subdivision thereof, whether state, provincial, or local, and any agency, authority, instrumentality, regulatory body, court, central bank, or other entity exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of or pertaining to government;

(e) "Material Adverse Effect" means any event, development, change, effect or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, properties, results of operations or condition (financial or otherwise) of the Corporation and its subsidiaries or the Purchaser and its subsidiaries, as applicable, taken as a whole, or on the validity or enforceability of this Agreement and the Debenture;

(f) "Order" means any order, directive, decree, judgment, ruling, award, injunction, direction, or request of any Governmental Authority or other decision-making authority of competent jurisdiction; and

(g) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any government or any department or agency thereof.

15. Confidentiality; Public Announcements. Each party shall keep confidential the existence and terms of this Agreement and the Offering and shall not issue any press release or make any public statement regarding the transactions contemplated hereby without the prior written consent of the other party, except as required by Applicable Law or stock exchange rules (in which case the disclosing party shall use reasonable efforts to consult with the other party in advance).

16. Notices.

(a) Any notice, direction or other instrument required or permitted to be given to any party hereto shall be in writing and shall be sufficiently given if delivered personally, or transmitted by email, as follows:

(i) in the case of the Corporation, to:

Lithium Argentina AG

Dammstrasse 19, 6300 Zug, Switzerland

Attention:  Sam Pigott

Email:  [Redacted - Personal Information]

(ii) in the case of the Purchaser, to:

GFL International Co., Limited

Flat/RM 2048B BLK 1 24/F, Lippo Centre

89 Queensway, Admiralty, Hong Kong

Attention: Tong Zhang

Email: [Redacted - Personal Information]

(b) Any such notice, direction or other instrument, if delivered personally, shall be deemed to have been given and received on the day on which it was delivered, provided that if such day is not a Business Day then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following such day and if transmitted by email, shall be deemed to have been given and received on the day of its transmission, provided that if such day is not a Business Day or if it is transmitted or received after the end of normal business hours of the recipient then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following the day of such transmission.

(c) Any party hereto may change its address for service from time to time by notice given to each of the other parties hereto in accordance with the foregoing provisions.

17. Entire Agreement.  This Agreement and all Schedules and Exhibits hereto constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior negotiations and understandings.  This Agreement may be amended or modified only by a written instrument executed by both parties.

18. Successors and Assigns.  The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Purchaser and the Corporation and their respective successors and assigns; provided that this Agreement shall not be assignable by either party without the written consent of the other, except that the Purchaser may assign this Agreement, in whole or in part, without such consent to any affiliate or to any fund or account managed or advised by the Purchaser or its affiliates, provided that the Purchaser remains liable for its obligations hereunder; and provided further, that the rights, duties and obligations of the Purchaser under Section 10 hereunder may be assigned or delegated by the Purchaser in conjunction with and to the extent of any transfer of the Debenture in accordance with its terms or of any transfer of the Registrable Shares other than in connection with a public resale thereof.  No such assignment by the Purchaser of its rights, duties and obligations under Section 10 shall be binding upon or obligate the Corporation unless and until the Corporation shall have received (i) written notice of such assignment, and (ii) the written agreement of the assignee, in a form reasonably satisfactory to Corporation, to be bound by the terms and provision of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement).

19. Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of Singapore without regard to choice of law or conflict of law principles that would require or permit the application of the laws of any other jurisdiction.

20. Dispute Resolution. All disputes, disagreements, controversies, questions, or claims arising out of or relating to this Agreement shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre in accordance with the arbitration rules of the Singapore International Arbitration Centre for the time being in force, which rules are deemed to be incorporated by reference in this clause. The seat of the arbitration shall be Singapore. The arbitration tribunal shall consist of three arbitrators. The language of the arbitration shall be English. The law governing the arbitration shall be the laws of Singapore.  Without limiting the right of the parties to obtain interim or conservatory measures in a court of competent jurisdiction, the arbitral tribunal referenced in this Section 20 shall have full authority to grant provisional remedies or order the parties to request that a court modify or vacate any temporary or preliminary relief issued by such a court, and to award damages for the failure of any party to respect the arbitral tribunal's orders to that effect.

21. Severability.  If one or more of the provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect under any Applicable Law, the validity, legality or enforceability of the remaining provisions hereof shall not be affected or impaired thereby.  Each of the provisions of this Agreement is hereby declared to be separate and distinct.

22. Signature.  This Agreement may be executed by the parties in counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. Signatures delivered by facsimile, email (in .pdf format) or other electronic means shall be deemed original and shall be valid and binding for all purposes.

23. Termination.  This Agreement shall continue in full force and effect unless and until the Shareholder Agreement is terminated in accordance with section 14.1(c) thereof, in which case this Agreement shall also terminate and as from such termination of the Shareholder Agreement, and neither party shall have any rights or obligations hereunder; provided that the termination of this Agreement shall be without prejudice to any rights or liabilities of either party accrued prior to such termination, and Sections 9 (Costs and Taxes), 13 (Interpretation), 15(Confidentiality; Public Announcements), 16 (Notices), 19 (Governing Law), 20 (Dispute Resolution), and this Section 23 (Termination) shall survive termination.

24. Enurement. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, successors (including any successor by reason of the amalgamation or merger of any party), administrators and permitted assigns.

[Remainder of Page Left Intentionally Blank]

DATED this 24th day of August, 2026.

 GFL INTERNATIONAL CO., LIMITED

Per: "Xiaoshen Wang"

 Authorized Signing Officer

LITHIUM ARGENTINA AG hereby accepts the foregoing subscription.

DATED this 24th day of August, 2026.

LITHIUM ARGENTINA AG

Per: "Sam Pigott"

 Authorized Signing Officer

[Signature Page to Subscription Agreement for Convertible Debenture]

SCHEDULE A

FORM OF DEBENTURE

See attached.

SUBSCRIPTION AGREEMENT FOR CONVERTIBLE DEBENTURE
SCHEDULE A

SCHEDULE B

FORM OF TERMINATION LETTER

See attached.

SUBSCRIPTION AGREEMENT FOR CONVERTIBLE DEBENTURE
SCHEDULE B